# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scully Royalty Ltd., CIK 0000016859
CUSIP: G7T96K107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Room 2103 Shanghai Mart Tower, 2299 Yan An Road West,Changning District, Shanghai, China (F4), 200336
Date of event which requires filing of this statement: 09/14/2026
Filed by CIK 0000897485
Persons authorized to receive notices and communications: IAT Reinsurance Company Ltd., Attn: David Pirrung, 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina (NC), 27609, (919) 833-1600

## Reporting persons
- Peter R. Kellogg (CIK 0000897485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 35,000; shared voting power 5,365,010; sole dispositive power 35,000; shared dispositive power 5,365,010; aggregate amount beneficially owned 5,400,010 (35.5% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
- Charles K. Kellogg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 3,586,664; sole dispositive power 0; shared dispositive power 3,586,664; aggregate amount beneficially owned 3,586,664 (23.6% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
- Goose Creek Capital, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,416,664; sole dispositive power 0; shared dispositive power 3,416,664; aggregate amount beneficially owned 3,416,664 (22.4% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 81-4619377
- IAT Reinsurance Company Ltd.: type of reporting person: insurance company (IC); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,216,664; sole dispositive power 0; shared dispositive power 3,216,664; aggregate amount beneficially owned 3,216,664 (21.1% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0121674
- IAT Insurance Group, Inc.: type of reporting person: insurance company (IC); citizenship or place of organization: North Carolina (NC); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,122,488; sole dispositive power 0; shared dispositive power 3,122,488; aggregate amount beneficially owned 3,122,488 (20.5% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 56-1171691
- Harco National Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,122,488; sole dispositive power 0; shared dispositive power 3,122,488; aggregate amount beneficially owned 3,122,488 (20.5% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-6108721

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Scully Royalty Ltd.
Address of issuer's principal executive offices: Room 2103 Shanghai Mart Tower, 2299 Yan An Road West,Changning District, Shanghai, China (F4), 200336
Comment:
EXPLANATORY NOTE:

This Amendment No. 6 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D previously filed by the Reporting Persons (the "Schedule 13D," as amended and supplemented from time to time) with respect to the common shares, US$0.001 par value per share (the "Shares"), of Scully Royalty Ltd. (the "Issuer"), to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Except as expressly set forth herein, all information in the Schedule 13D, as previously amended, remains unchanged and is incorporated herein by reference.

Neil Subin, MILFAM LLC and certain of their affiliates (collectively, "MILFAM" and together with the Reporting Persons, the "Reporting Group") are jointly filing a separate Amendment No. 8 to Schedule 13D on the date hereof reporting their respective beneficial ownership of common shares of the Issuer (the "MILFAM Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On September 14, 2026, certain members of the Reporting Group delivered a Notice of Requisition for Extraordinary General Meeting (the "Requisition Notice") to the Issuer pursuant to Article 16.3 of the Amended and Restated Articles of Association of the Company adopted by special resolution dated July 12, 2017 (the "Articles"). Pursuant to the Articles and the Requisition Notice, the Issuer is required to proceed to convene an extraordinary general meeting of the members of the Issuer ("EGM") for the purposes of considering, and if thought fit, passing ordinary resolutions appointing each of Jerrod Freund, Mark Holliday, Nimesh Patel and Skyler Wichers (the "Director Nominees") as a Director of the Issuer, succeeding Michael J. Smith, Dr. Shuming Zhao, Silke S. Stenger and Jochen Dumler (the "Incumbent Directors"), respectively, and, in the event that such ordinary resolutions are later determined for any reason to be ineffective, members of the Issuer are also asked to vote on special resolutions removing each of the Incumbent Directors and any Director of the Issuer appointed by the Incumbent Directors between the date of the Requisition Notice and the conclusion of the EGM and ordinary resolutions appointing each of the Director Nominees.

## Signatures
- Peter R. Kellogg: /s/ David Pirrung, David Pirrung / Attorney in Fact (09/16/2026)
- Charles K. Kellogg: /s/ David Pirrung, David Pirrung / Attorney in Fact (09/16/2026)
- Goose Creek Capital, Inc.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (09/16/2026)
- IAT Reinsurance Company Ltd.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (09/16/2026)
- IAT Insurance Group, Inc.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (09/16/2026)
- Harco National Insurance Company: /s/ David Pirrung, David Pirrung/President (09/16/2026)